

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2013

<u>Via E-mail</u>
Ed Holloway
Chief Executive Officer
Synergy Resources Corporation
20203 Highway 60
Platteville, CO 80651

>   **Re:     Synergy Resources Corporation**
>   **Amendment No. 1 to Registration Statement on Form S-3**
>   **Filed March 22, 2013**
>   **File No. 333-186726**

Dear Mr. Holloway:

   We have reviewed your amended registration statement and letter dated March 22, 2013 and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Description of Capital Stock, page 15</u>

1.     With respect to your convertible preferred stock, please provide the disclosure required by Item 202 and a related legal opinion.  Refer to comment 4 from our letter dated March 18, 2013.

2.     We note that you may issue warrants "to purchase…rights that are registered pursuant to the registration statement to which this prospectus relates."  Please clarify whether you are registering any rights that are issuable upon exercise of warrants.  If so, please revise the fee table, the cover page of the prospectus and other places where you discuss securities being registered.  Please also revise the legal opinion to reference the rights underlying the warrants.

Exhibits, page 23

3.      Please tell us how it was determined that you are not required to file instruments defining the rights of holders of your preferred stock and convertible preferred stock.  Refer to Item 601(b)(4) of Regulation S-K.

Exhibit 5.1

4.      We note the statement of counsel that they have "assumed the due authorization and delivery of all documents where authorization, execution and delivery are prerequisites to the effectiveness of such documents." We note similar language in each opinion on page 2 that assumes the Board "has taken all necessary corporate action to authorize" each registered security.  We also note the assumptions contained in sub-clauses (vii) and (viii) of clause (A) of the first paragraph on page 3 of the legal opinion. Please confirm that when a takedown occurs, you will file an updated opinion as an exhibit to the registration statement that does not include these assumptions. Please refer to Section II.B.2.a of Staff Legal Bulletin No. 19.

5.      We note that counsel expresses no opinion other than as to the laws of the state of Colorado.  Please either confirm to us that each of the warrant agreements and rights agreements will be governed by Colorado law or revise counsel's opinion to cover the governing law of each of the warrant agreement and rights agreement.  See Section II.B.1.f. of Staff Legal Bulleting No. 19.

6.      We note the statement in the last paragraph of counsel's opinion that "This opinion is rendered on the date hereof and we disclaim any duty to advise you regarding any changes in the matters addressed herein." Since the opinion must speak of the registration statement's effective date, please delete this statement.

7.      Please have your counsel revise their opinion to:
   • reference the correct legal name of the company;
   • remove the reference to the qualification of the warrant agent in opinion 3 on page 2; and
   • indicate that the rights agreements relate to the rights rather than "Warrants" in opinion 4.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Karina V. Dorin at (202) 551-3763 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief